Exhibit 12(a)

RATIO OF EARNINGS TO FIXED CHARGES (Unaudited)

Union Pacific Corporation and Subsidiary Companies

Millions, Except for Ratios for the Three Months Ended June 30,	2014	2013
Fixed charges:
Interest expense including
amortization of debt discount	$138	$133
Portion of rentals representing an interest factor	26	28
Total fixed charges	$164	$161

Earnings available for fixed charges:
Net income	$1,291	$1,106
Equity earnings net of distributions	(11)	(16)
Income taxes	789	662
Fixed charges	164	161
Earnings available for fixed charges	$2,233	$1,913

Ratio of earnings to fixed charges	13.6	11.9

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